

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

<u>Via E-mail</u>
Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp.
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

Re: **Spectra Energy Corp.**
Spectra Energy Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File Nos. 1-33007 and 1-33556

Dear Mr. Ebel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief